CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1842/07/LTR

8 October 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER



07027204

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 27 September 2007 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels New Zealand on Investment in Joint Venture with Chinese Property Developer*); and
- 28 September 2007 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels New Zealand on Investment in Joint Venture with Chinese Property Developer*).

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Sep-2007 12:42:52
Announcement No.	00029

>> Announcement Details
The details of the announcement start here ...



Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on its Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited's Investment in Joint Venture with Chinese Property Developer
Description	Please see the attached announcement released by Millennium & Copthorne Hotels plc on 27 September 2007.
Attachments:	Millenium_MCHNZ.pdf Total size = **26K** (2048K size limit recommended)

27 September 2007

MILLENNIUM & COPTHORNE HOTELS PLC
(THE "COMPANY")

The following announcement was released earlier to day by the Company's subsidiary, Millennium & Copthorne Hotels New Zealand Limited, which is listed on the New Zealand Stock Exchange. The Company has a 70.2% interest in Millennium & Copthorne New Zealand Limited.

Adrian Bushnell 020 7872 2444
Company Secretary
Millennium & Copthorne Hotels plc

MILLENNIUM & COPTHORNE NEW ZEALAND INVESTS IN JOINT VENTURE WITH GROWING CHINESE PROPERTY DEVELOPER

Millennium & Copthorne Hotels New Zealand Limited (NZX: MCK) announced today that its Board had approved and entered into a Strategic Cooperation Agreement to invest in a joint venture with a Chinese property developer, Guangdong Idea Valley Group Co., Ltd. ('i-Vale') and its Chief Executive Officer Mr. Zhang Bingguan. i-Vale, which is based in one of the fastest growing regions in China, owns a diversified portfolio of real estate assets and related services companies. MCK has partnered with Tai Tak Estates Sdn Bhd ('Tai Tak'), a private investment firm in Singapore and its joint venture partner in Australia (through KIN Holdings Limited), in this investment.

While precise details of this investment were subject to confidentiality agreements, MCK and Tai Tak will each contribute a total of approximately US$32.5 million (approximately NZ$43.7 million) into the joint venture company. MCK and Tai Tak will jointly own a majority (60%) of the joint venture with the shareholders and management team of i-Vale holding the remaining 40% minority stake. Funding for the investment would be through existing cash resources and no borrowing would be required by MCK to complete this transaction. The investment would be made in tranches when the related conditions precedent including approval by and/or registration with the Chinese government for each phase of completion are fulfilled. Further investment in the joint venture or new projects may be considered in the future by the parties depending on the merits of each project.

Asked why MCK has decided to invest outside Australia and New Zealand, MCK Managing Director Mr. B K Chiu stated that a review of the company's investment strategies outside of New Zealand had taken place over the last eighteen months.

"While we have been looking at investments in Australia, we recognise that properties that would add additional value to our existing portfolio and at the right price are not readily available on the market. Our shareholders have told us that they want to see better use of our financial resources and we have been actively looking at a variety of opportunities to achieve this aim. We believe that this investment, in the medium to long term, will deliver financial returns which are better than what we could expect to receive if we pursued our current investment policies", said Mr. Chiu.

Mr. Chiu said that this is a unique opportunity to invest in a high-growth area of China.

"A significant attraction for investing in this joint venture is its diversification across a wide range of assets and property-related services, and its track record to date. i-Vale currently manages commercial, residential and mixed-use properties, undertakes landscaping and interior design services and also conducts marketing of commercial, residential and mixed-used properties. Since its formation in late 2003, i-Vale has developed a track record of development and growth in all of its business sectors as the Guangdong region has grown and we believe that its broad portfolio and selective approach is an appropriate fit for our Group", he said.

He also noted that the Company would still continue to look at opportunities both in New Zealand and Australia.

"The amount of this investment will not curtail us seeking suitable opportunities whether they be in New Zealand or Australia. We have repeatedly stated that our medium-term aim is to obtain an appropriate foothold in the Australian market and we also intend to maintain our position as New Zealand's largest hotel owner / operator", he said.

MCK and Tai Tak have a long working relationship and have an existing joint investment vehicle focused on Australia. Tai Tak's Chief Executive Officer Mr. Calvin Ho and Senior Vice President of Investments Mr. Alvin Ho both said that Tai Tak is pleased to be partnering with MCK in this venture.

"We have been working with our New Zealand partners on looking at what options would benefit both MCK and ourselves both within Australasia and beyond. We are also excited by the opportunities that this new joint venture investment has to offer and we look forward to working with MCK to our mutual benefit".

About i-Vale:

Guangdong Idea Valley Group Co., Ltd. (i-Vale) is an integrated property development, services and marketing company. Founded in late 2003, i-Vale is headquartered in Dongguan City, Guangdong Province in Southern China. Mr. Zhang Bingguang, its Chief Executive Officer, is an experienced property developer with a successful track record over several years having worked in Shanghai, Hong Kong and Dongguan. The name 'i-Vale' refers to the English translation of the Chinese word ' 慧谷' which means 'intelligent valley'. i-Vale employs approximately 150 staff within its group. It has properties and assets under management or ownership in excess of 6.5 million square feet of saleable area.

About Dongguan City:

i-Vale's primary investments and focus are in Dongguan City, Guangdong Province, Southern China. Located on the Pearl River Delta and close to Guangzhou (the largest city in Guangdong Province), Shenzhen and Hong Kong, Dongguan has a population in excess of 7 million people and is one of the fastest growing cities within China. Readily accessible by road, rail and home to a busy sea port, Dongguan is home to over 25,000 manufacturing enterprises of various sizes, a significant number of which are involved in export-related businesses including computer parts manufacturers whose combined output amounts to approximately 40% of global production. Dongguan's district town of Dalang is one of China's biggest wool suppliers and woolen garment manufacturers.

About the real estate assets and related services companies:

The real estate assets which are to come under the joint venture's Chinese subsidiaries consist of inter alia:

--Property management interest in one of China's largest wool-woven trading markets. i-Vale is the sole manager of the complex and is responsible for sale and rental of the units making up the market;
--Strata property interests in Stage I of a Textile Centre Development which has been completely built and is in the process of letting;

--Majority interests in:

---Stage II of a Textile Centre Development which is to be developed as a mixed use (commercial and residential) property;
---An operating lease over land to be developed as a mixed use (commercial and residential) development;
---An existing commercial enterprise which has an existing commercial property and which is to be redeveloped; and
---A real estate company, which is the developer of a mixed use (commercial and residential) property. Stage I (residential) has already been completed and the majority of the units have been sold. Construction of Stage II (commercial and residential) has already commenced and marketing of the units will begin before completion of the project.

--A minority interest in a Textile Wholesale Centre which is to be developed as a mixed use (commercial and residential) property;

The related services companies which are to become the Chinese subsidiaries of the joint venture are:

--100% ownership of i-Vale's property management company;
--A majority stake in i-Vale's property advertising company;
--A majority stake in three of i-Vale's landscape engineering and design companies; and
--A majority stake in a Shanghai investment company.

ENDS

Issued by Millennium & Copthorne Hotels New Zealand Limited

Enquiries to:
B K Chiu
Managing Director
Millennium & Copthorne Hotels New Zealand Limited
+ 64 (09) 913 8058

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	27-Sep-2007 17:54:22
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited on Investment in Joint Venture with Chinese Property Developer
Description	Please see the attached announcement released by Millennium & Copthorne Hotels New Zealand Limited on 27 September 2007.
Attachments:	MCHNZ_Investment.pdf Total size = **251K** (2048K size limit recommended)



NZX & MEDIA RELEASE
27 SEPTEMBER 2007

MILLENNIUM & COPTHORNE NEW ZEALAND INVESTS IN JOINT VENTURE WITH GROWING CHINESE PROPERTY DEVELOPER

Millennium & Copthorne Hotels New Zealand Limited (NZX: MCK) announced today that its Board had approved and entered into a Strategic Cooperation Agreement to invest in a joint venture with a Chinese property developer, Guangdong Idea Valley Group Co., Ltd. ('i-Vale') and its Chief Executive Officer Mr. Zhang Bingguan. i-Vale, which is based in one of the fastest growing regions in China, owns a diversified portfolio of real estate assets and related services companies. MCK has partnered with Tai Tak Estates Sdn Bhd ('Tai Tak'), a private investment firm in Singapore and its joint venture partner in Australia (through KIN Holdings Limited), in this investment.

While precise details of this investment were subject to confidentiality agreements, MCK and Tai Tak will each contribute a total of approximately US$32.5 million (approximately NZ$43.7 million) into the joint venture company. MCK and Tai Tak will jointly own a majority (60%) of the joint venture with the shareholders and management team of i-Vale holding the remaining 40% minority stake. Funding for the investment would be through existing cash resources and no borrowing would be required by MCK to complete this transaction. The investment would be made in tranches when the related conditions precedent including approval by and/or registration with the Chinese government for each phase of completion are fulfilled. Further investment in the joint venture or new projects may be considered in the future by the parties depending on the merits of each project.

Asked why MCK has decided to invest outside Australia and New Zealand, MCK Managing Director Mr. B K Chiu stated that a review of the company's investment strategies outside of New Zealand had taken place over the last eighteen months.

"While we have been looking at investments in Australia, we recognise that properties that would add additional value to our existing portfolio and at the right price are not readily available on the market. Our shareholders have told us that they want to see better use of our financial resources and we have been actively looking at a variety of opportunities to achieve this aim. We believe that this investment, in the medium to long term, will deliver financial returns which are better than what we could expect to receive if we pursued our current investment policies", said Mr. Chiu.

Mr. Chiu said that this is a unique opportunity to invest in a high-growth area of China.

"A significant attraction for investing in this joint venture is its diversification across a wide range of assets and property-related services, and its track record to date. i-Vale currently manages commercial, residential and mixed-use properties, undertakes landscaping and interior design services and also conducts marketing of commercial, residential and mixed-used properties. Since its formation in late 2003, i-Vale has developed a track record of development and growth in all of its business sectors as the Guangdong region has grown and we believe that its broad portfolio and selective approach is an appropriate fit for our Group", he said.

He also noted that the Company would still continue to look at opportunities both in New Zealand and Australia.

"The amount of this investment will not curtail us seeking suitable opportunities whether they be in New Zealand or Australia. We have repeatedly stated that our medium-term aim is to obtain

an appropriate foothold in the Australian market and we also intend to maintain our position as New Zealand's largest hotel owner / operator", he said.

MCK and Tai Tak have a long working relationship and have an existing joint investment vehicle focused on Australia. Tai Tak's Chief Executive Officer Mr. Calvin Ho and Senior Vice President of Investments Mr. Alvin Ho both said that Tai Tak is pleased to be partnering with MCK in this venture.

"We have been working with our New Zealand partners on looking at what options would benefit both MCK and ourselves both within Australasia and beyond. We are also excited by the opportunities that this new joint venture investment has to offer and we look forward to working with MCK to our mutual benefit".

About i-Vale:

Guangdong Idea Valley Group Co., Ltd. (i-Vale) is an integrated property development, services and marketing company. Founded in late 2003, i-Vale is headquartered in Dongguan City, Guangdong Province in Southern China. Mr. Zhang Bingguang, its Chief Executive Officer, is an experienced property developer with a successful track record over several years having worked in Shanghai, Hong Kong and Dongguan. The name 'i-Vale' refers to the English translation of the Chinese word '慧谷' which means 'intelligent valley'. I-Vale employs approximately 150 staff within its group. It has properties and assets under management or ownership in excess of 6.5 million square feet of saleable area.

About Dongguan City:

i-Vale's primary investments and focus are in Dongguan City, Guangdong Province, Southern China. Located on the Pearl River Delta and close to Guangzhou (the largest city in Guangdong Province), Shenzhen and Hong Kong, Dongguan has a population in excess of 7 million people and is one of the fastest growing cities within China. Readily accessible by road, rail and home to a busy sea port, Dongguan is home to over 25,000 manufacturing enterprises of various sizes, a significant number of which are involved in export-related businesses including computer parts manufacturers whose combined output amounts to approximately 40% of global production. Dongguan's district town of Dalang is one of China's biggest wool suppliers and woolen garment manufacturers.

About the real estate assets and related services companies:

The real estate assets which are to come under the joint venture's Chinese subsidiaries consist of inter alia:

- Property management interest in one of China's largest wool-woven trading markets. i-Vale is the sole manager of the complex and is responsible for sale and rental of the units making up the market;
- Strata property interests in Stage I of a Textile Centre Development which has been completely built and is in the process of letting;

- Majority interests in:

  - Stage II of a Textile Centre Development which is to be developed as a mixed use (commercial and residential) property;
  - An operating lease over land to be developed as a mixed use (commercial and residential) development;
  - An existing commercial enterprise which has an existing commercial property and which is to be redeveloped; and
  - A real estate company, which is the developer of a mixed use (commercial and residential) property. Stage I (residential) has already been completed and the majority of the units have been sold. Construction of Stage II (commercial and residential) has already commenced and marketing of the units will begin before completion of the project.

- A minority interest in a Textile Wholesale Centre which is to be developed as a mixed use (commercial and residential) property;

The related services companies which are to become the Chinese subsidiaries of the joint venture are:

- 100% ownership of i-Vale's property management company;
- A majority stake in i-Vale's property advertising company;
- A majority stake in three of i-Vale's landscape engineering and design companies; and
- A majority stake in a Shanghai investment company.

ENDS

Issued by Millennium & Copthorne Hotels New Zealand Limited

Enquiries to:
B K Chiu
Managing Director
Millennium & Copthorne Hotels New Zealand Limited
(09) 913 8058

END